UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 001-07283

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
REGAL BELOIT RETIREMENT SAVINGS PLAN
200 State Street
Beloit, Wisconsin 53511

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:
REGAL BELOIT CORPORATION
200 State Street
Beloit, Wisconsin 53511

REGAL BELOIT
RETIREMENT SAVINGS PLAN

Financial Statements as of and for the Years
Ended December 31, 2019 and 2018
Supplemental Schedule as of December 31, 2019
and Report of Independent Registered Public Accounting Firm

REGAL BELOIT
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits - December 31, 2019 and 2018	2

Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2019	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019	10

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Trustees
Regal Beloit Retirement Savings Plan
Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Regal Beloit Retirement Savings Plan, (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental information
The supplemental information in the accompanying schedule of assets held at December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP
We have served as the Plan’s auditor since 2013.
Milwaukee, Wisconsin
June 26, 2020

REGAL BELOIT
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS:
Investments, at fair value	$389,163,826	$391,740,073

Receivables:
Employer contributions	723,525	1,153,950
Participant notes	6,421,708	7,481,235
Pending trades	—	418,826
Accrued interest and dividends	50,745	57,638
Total receivables	7,195,978	9,111,649

Total Assets	396,359,804	400,851,722

LIABILITIES:
Pending trades	473	403,827

Total Liabilities	473	403,827

NET ASSETS AVAILABLE FOR BENEFITS	$396,359,331	$400,447,895

See notes to financial statements

REGAL BELOIT
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2019

2019
CONTRIBUTIONS:
Employer contributions	$7,179,364
Participant contributions	17,069,807
Participant rollovers	1,296,113
Total contributions	25,545,284

INVESTMENT GAIN:
Net appreciation in fair value of investments	66,116,092
Interest and dividend income	6,535,479
Total investment gain	72,651,571

DEDUCTIONS:
Benefits paid to participants	95,654,930
Administrative fees	349,424
Total deductions	96,004,354

NET INCREASE	2,192,501

Transfers to other Plans (Note 1)	(6,281,065)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	400,447,895
End of year	$396,359,331

See notes to financial statements

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2019 AND 2018

1.	DESCRIPTION OF PLAN

The following description of the Regal Beloit Retirement Savings Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

General - The Plan is a defined contribution plan which allows eligible employees to defer compensation as permitted under Section 401(k) of the Internal Revenue Code (the “IRC”). The Plan covers substantially all US based employees of Regal Beloit Corporation (the “Company”). Additional information on eligibility can be found in the plan document.

On July 1, 2019, the Company divested its vapor recovery business. As a result of this divestiture, the account balances of Plan participants who were employees of the divested business were transferred to a qualified successor plan.

Effective December 31, 2019, the Regal Power Transmission Solutions 401(k) Plan merged into the Plan; as a result of this merger $61,664,417 of assets were transferred into the Plan on January 2, 2020.

Plan Administration - Wells Fargo Institutional Retirement and Trust (the “Trustee”) is the trustee, custodian, and recordkeeper for the Plan. Overall responsibility for administering the Plan rests with the Retirement Plan Committee.

Contributions - Eligible employees can contribute an amount of up to 100% of eligible compensation as defined by the Plan subject to certain limitations under the IRC on a pre-tax and/or after-tax Roth basis. Union employees may be subject to limitations under their collective bargaining agreements. The Plan also allows “catch-up” contributions for those participants age 50 or over, in addition to the actual deferral amount.

The Plan has implemented the Automatic Enrollment feature as allowed pursuant to the Pension Protection Act of 2006. This auto enrollment is applicable to all employees newly eligible to participate in the Plan who are not subject to a separate union agreement. These participants are auto enrolled for a 6% payroll deferral. These contributions are defaulted in the Vanguard Lifestyle fund based on the employee's age absent an investment fund election.

Participating employees receive an employer match contribution equal to 100% of the first 1% contributed by the employee and a 50% match on the next 5% of the employee's deferral. For Wausau employees represented by Local 1791 I.B.E.W., the Company makes a matching contribution of 50% of a participant's deferral up to 5% of pretax eligible income, if hired before September 1, 2007 and if hired on or after September 1, 2007, the Company makes a 50% matching contribution of the participant's deferral up to 6% of pretax annual eligible income.

Employees who previously participated in Company sponsored defined benefit plans or became eligible to participate in the Plan through acquisition may receive an additional Company contribution as noted in the plan document.

Vesting - Participants at all times have a fully vested interest in individual contribution accounts. Company matching and discretionary contributions are subject to a two year cliff vesting. For Wausau employees represented by Local 1791 I.B.E.W., and production employees at Hub City, Company contributions are subject to a three year cliff vesting. Union employees at the Milwaukee Gear locations are subject to a vesting schedule of 20% after one year, 40% after two years, 60% after three years, 80% after four years, and 100% after five years on Company contributions. Corporate and Mechanical Group Profit Sharing balances and Added Value Nonelective Contribution balances have a six year step vesting. Employees of the Electrical Products Company acquired from A.O. Smith Corporation who are eligible for employer nonelective contributions were credited with years of vesting service with A.O. Smith Corporation. All participant accounts become fully vested at the time of death or disability.

Forfeited Accounts - At December 31, 2019 and 2018 forfeited nonvested accounts totaled $118,491 and $19,278, respectively. In the event of a forfeited account, the forfeitures are used to reduce employer contributions in the Plan up to one year following the Plan year in which the forfeitures occur. Forfeitures used during 2019 and 2018 were $354,579 and $288,037, respectively.

Benefit Payments - Participants may withdraw their account balance upon retirement, death, disability, termination of employment, or attainment of age 59-1/2. Participants having any immediate and heavy financial hardship without any other source of funds may request a hardship withdrawal of their 401(k) contributions. Participant's vested and nonforfeitable balances will be distributable to the participant upon termination of employment if the balance is less than $1,000. If the vested balance exceeds $1,000, but it is less than $5,000, the Plan must transfer to an Individual Retirement Account unless the participant elects to receive a distribution. If the vested balance exceeds $5,000, distribution will be made only if the participant consents.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, any Company matching contribution, allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options - All investments are participant-directed and participants are able to change their investment options in 1% increments. A complete listing of investment options is available in the attached supplemental schedule: Schedule of Assets (Held at End of Year).

Participant Notes - The Plan permits a participant to borrow from his or her individual account an amount limited to 50% of the vested account balance, up to $50,000. The minimum loan amount is $1,000. Interest at prevailing market rates (ranging from 3.49% to 7.50% as of December 31, 2019 and 3.25% to 9.50% as of December 31, 2018) is charged on the loan. Only one loan is allowed at any time, and the maximum term is five years, unless the loan is used for the acquisition of the participant's primary residence, for which the term of the loan may be extended beyond the five year period. No allowance for credit losses has been recorded as of December 31, 2019 and 2018.

2.    SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting periods. Actual results could differ from these estimates.

Risks and Uncertainties - The Plan invests in various investment instruments, including mutual funds, collective trust funds and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of stock and mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The collective trust funds are stated at fair value as determined by the issuer of the collective trust funds based on the fair market value of the underlying investments.

The Wells Fargo Stable Return Fund is a stable value collective trust fund. The Wells Fargo Stable Return Fund is primarily invested in traditional and synthetic guaranteed investment contracts. Traditional contracts are typically issued by insurance companies or banks and are essentially nonmarketable deposits with the issuing entity. The issuer is contractually obligated to repay the principal and stated interest. The repayment of a traditional contract is the sole responsibility of the issuing entity. In the case of a synthetic guaranteed investment contract, the fund purchases high-quality debt obligations and enters into contractual arrangements with third parties to provide a guarantee of book (contract) value and specified interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The credited interest rate was 2.59% and 2.43% at December 31, 2019 and 2018, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments - Benefit payments to participants are recorded when paid. There were no amounts payable to participants who elected to withdraw from the Plan but had not been paid at December 31, 2019 or December 31, 2018.

Administrative Expenses - The Plan pays all administrative expenses, which are expensed as incurred.

Plan Termination - The Company may terminate the Plan at any time. Distribution upon termination or complete discontinuance of contributions will be made in a manner selected by the Trustee. Presently, the Company has no intention to terminate the Plan. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the plan document.

Subsequent Events - The Company has evaluated subsequent events from December 31, 2019 through the date these financial statements were issued. The Company is not aware of any additional subsequent events, except as noted below, that would require recognition or disclosure in the financial statements.

Effective December 31, 2019, the Regal Power Transmission Solutions 401(k) Plan merged into the Plan; as a result of this merger $61,664,417 of assets were transferred into the Plan on January 2, 2020.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States. The spread of COVID-19 has caused significant volatility in U.S. and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the U.S. and international economies and, as such, the Plan is unable to determine if it will have a material impact to its operations.

In response to the COVID-19 pandemic, Congress passed the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) in March 2020. The CARES Act allows the access to retirement savings and suspension of required minimum distributions. The Plan adopted the coronavirus-related distributions up to $100,000 per individual, the suspension of loan payments through the end of 2020, and the suspension of required minimum distributions in 2020. In addition the Plan increased the participant note limit to $100,000 through September 23, 2020.

3.	FAIR VALUE MEASUREMENTS

In accordance with the Financial Accounting Standards Board's statement on Fair Value Measurements, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets, Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available, and Level 3, which refers to securities valued based on significant unobservable inputs. At December 31, 2019 and 2018, the Plan's portfolio investments were classified as follows based on fair values:

	Plan Assets
	Fair Value Measurement Reporting
	December 31, 2019
	Balance	Level 1	Level 2	Level 3
Mutual funds	$282,001,460	$282,001,460	$—	$—
Regal Beloit Corporation Common Stock	14,389,928	14,389,928	—	—
Money market fund	294,807	—	294,807	—
Total	$296,686,195	$296,391,388	$294,807	$—
Investments measured at net asset value	92,477,631
Total investments	$389,163,826

	Plan Assets
	Fair Value Measurement Reporting
	December 31, 2018
	Balance	Level 1	Level 2	Level 3
Mutual funds	$277,095,265	$277,095,265	$—	$—
Regal Beloit Corporation Common Stock	14,267,574	14,267,574	—	—
Money market funds	206,344	—	206,344	—
Total	$291,569,183	$291,362,839	$206,344	$—
Investments measured at net asset value	100,170,890
Total investments	$391,740,073

The following table summarizes the fair value measurements of investments held in the Plan that were calculated using a net asset value per share:

Fair Value Estimated Using Net Asset Value per Share
December 31, 2019
Redemption
		Unfunded	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Period
Collective trust funds	$92,477,631	$—	Immediate	None
	$92,477,631	$—

Fair Value Estimated Using Net Asset Value per Share
December 31, 2018
Redemption
		Unfunded	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Period
Collective trust funds	$100,170,890	$—	Immediate	None
	$100,170,890	$—

The collective trust funds are investments in the Wells Fargo Stable Return Fund, Voya Mid Cap Growth Share Class 2 CIT, Boston Partners Large Cap Value Equity Fund, and the Redwood Invst US Small Cap Growth Equity Fund. The Wells Fargo Stable Return Fund seeks to provide a moderate level of stable income without principal volatility. The Voya Mid Cap Growth Share Class 2 CIT seeks to outperform its benchmark over a full market cycle by investing in companies with strong and accelerating business momentum, increasing market acceptance and attractive valuations. The Boston Partners Large Cap Value Equity Fund seeks to outperform its benchmark index over a market cycle by investing in companies that have low valuations, strong fundamentals and positive business momentums. The Redwood Invst US Small Cap Growth Equity Fund seeks long-term capital appreciation which exceeds its benchmark through investments in small market capitalization U.S. stocks.

4.    PARTICIPANT ACCOUNTING

Participant recordkeeping is performed by Wells Fargo Institutional Retirement and Trust (“Wells Fargo”). For all investment programs other than the Regal Beloit Corporation Unitized Stock Fund (the “Fund”), Wells Fargo maintains participant balances on a share method. Participant investments in the Fund are accounted for on a unit value method. The unit value for the Fund is computed based on the share price, dividend information, and the value of the Fund's short term investments. At December 31, 2019 and 2018, the Plan held 123,111 units and 149,901 units, respectively, of the Fund. The Fund invests in shares of Regal Beloit Corporation common stock and held 168,087 shares and 203,677 shares at December 31, 2019 and 2018, respectively. In addition to Regal Beloit Corporation common stock, the Fund also invests in the Wells Fargo Short Term Investment Fund. Dividend income recorded by the fund for the years ended December 31, 2019 and 2018 was $223,362 and $220,710 respectively.

5.	INCOME TAX STATUS

The Plan received a favorable IRS determination letter from the IRS on April 13, 2015. The Company and Plan's management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the United States Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of a collective trust fund and money market fund that are managed by Wells Fargo. Wells Fargo is the trustee of the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management and recordkeeping service are included as a reduction of the return earned by each fund. In addition, the Plan invests in securities of the Company. These transactions are not considered prohibited transactions by statutory exemption under ERISA regulations.

7.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following table reconciles the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets available for Benefits to the Form 5500.

	Year Ended
	2019	2018
Total Net Assets Per Form 5500	$396,209,223	$400,259,064
Defaulted Loans	150,108	188,831
Net Assets Per Statements of Net Assets Available for Benefits	$396,359,331	$400,447,895

Year Ended
2019
Net Increase Per Form 5500	$2,231,224
Defaulted Loans	(38,723)
Net Increase Per Statement of Changes in Net Assets Available for Benefits	$2,192,501

SUPPLEMENTAL SCHEDULE
FURNISHED PURSUANT TO
DEPARTMENT OF LABOR'S RULES AND REGULATIONS

REGAL BELOIT
RETIREMENT SAVINGS PLAN
EIN 39-0875718, PLAN 008
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2019
Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Fair Value**
Wells Fargo Short Term Investment Fund*	Money Market	$294,807
Wells Fargo Stable Return Fund*	Collective Trust Fund	52,942,356
Boston Partners Large Cap Value Equity Fund	Collective Trust Fund	13,918,370
Redwood Invst US Small Cap Growth Equity Fund	Collective Trust Fund	13,152,667
Voya Mid Cap Growth Share Class 2 CIT	Collective Trust Fund	12,464,238
Regal Beloit Corporation Common Stock*	Common Stock	14,389,928
Vanguard Target Retirement 2025 Fund	Mutual Fund	31,361,275
Fidelity Contrafund #22	Mutual Fund	30,158,502
Vanguard Institutional Index Fund	Mutual Fund	35,942,806
Vanguard Wellington Fund	Mutual Fund	27,552,251
Vanguard Target Retirement 2035 Fund	Mutual Fund	17,926,511
Vanguard Target Retirement 2015 Fund	Mutual Fund	11,918,971
Vanguard Target Retirement 2030 Fund	Mutual Fund	18,060,660
Pimco Total Return Fund #35	Mutual Fund	12,873,231
Vanguard Target Retirement 2020 Fund	Mutual Fund	11,857,677
MFS Mid Cap Value Fund	Mutual Fund	12,971,527
Vanguard Target Retirement 2045 Fund	Mutual Fund	12,444,473
Dodge & Cox International Stock Fund	Mutual Fund	9,316,803
Vanguard Target Retirement 2040 Fund	Mutual Fund	10,653,299
Goldman Sachs Small Cap Value Fund	Mutual Fund	7,491,487
American Funds Europac Growth Fund	Mutual Fund	5,686,554
Fidelity Low Priced Stock Fund	Mutual Fund	3,948,822
Vanguard Target Retirement Fund	Mutual Fund	3,737,508
Vanguard Target Retirement 2050 Fund	Mutual Fund	4,696,294
Vanguard Inflation-Protected Sec Instl Fund	Mutual Fund	2,547,754
Vanguard Target Retirement 2055 Fund	Mutual Fund	3,732,211
Vanguard Target Retirement 2060 Fund	Mutual Fund	1,913,437
Fidelity Extended Market Index Fund	Mutual Fund	1,375,546
Fidelity US Bond Index Fund	Mutual Fund	3,288,640
Fidelity Total International Index Fund	Mutual Fund	297,224
Vanguard Target Retirement 2065 Fund	Mutual Fund	247,997
Notes Receivable (Interest rates ranging from 3.49% to 7.50%, maturing through 06/30/2029)*	Notes Receivable	6,421,708
TOTAL ASSETS HELD (HELD AT END OF YEAR)		$395,585,534

*Represents a party-in-interest
**Cost information not required as all investments are participant directed

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	June 26, 2020	REGAL BELOIT RETIREMENT SAVINGS PLAN

		By:	REGAL BELOIT RETIREMENT SAVINGS PLAN RETIREMENT PLAN COMMITTEE

		By:	/s/ Robert J. Rehard
Robert J. Rehard Vice President, Chief Financial Officer (Principal Financial Officer)

EXHIBIT INDEX
REGAL BELOIT RETIREMENT SAVINGS PLAN
FORM 11-K
FOR THE YEAR ENDED DECEMBER 31, 2019

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm